SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March, 2005	Commission File Number: 1-9059

BARRICK GOLD CORPORATION

(Name of Registrant)

BCE Place, Canada Trust Tower
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario
Canada M5J 2S1
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE

     The Registrant’s Management’s Discussion and Analysis of Financial and Operating Results and Comparative Financial Statements for the year ended December 31, 2004 and the notes thereto prepared in accordance with U.S. generally accepted accounting principles contained on pages 25 to 124 of Exhibit 1 of this Form 6-K (Commission File No. 1-9059) furnished to the Commission on March 24, 2005, the Registrant’s Management Information Circular and Proxy Statement, other than the sections entitled “Report on Executive Compensation” and “Performance Graph”, dated March 14, 2005 and included as Exhibit 2 of this Form 6-K (Commission File No. 1-9059) furnished to the Commission on March 24, 2005 and the Consent of PricewaterhouseCoopers LLP included as Exhibit 4 of this Form 6-K (Commission File No. 1-9059) furnished to the Commission on March 24, 2005 are incorporated by reference into the Registrant’s registration statement on Form F-3 (No. 333-14148) and the Consent of PricewaterhouseCoopers LLP included as Exhibit 4 of this Form 6-K (Commission File No. 1-9059) furnished to the Commission on March 24, 2005 is also incorporated by reference as an exhibit to the Registrant’s registration statements on Form F-9 (Nos. 333-120133 and 333-106592) and in the registration statements on Form F-9 of Barrick Gold Finance Company (No. 333-120133-01) and Barrick Gold Inc. (Nos. 333-120133-02 and 333-106592-01).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: March 24, 2005	By:	/s/ Sybil E. Veenman
		Name:	Sybil E. Veenman
		Title:	Vice President, Assistant General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Barrick Gold Corporation’s 2004 Annual Report to Shareholders

2	Barrick Gold Corporation’s Management Information Circular and Proxy Statement dated March 14, 2005 (including Letter to Shareholders and Notice of Annual Meeting)

3	Barrick Gold Corporation’s Consolidated Financial Statements for the year ended December 31, 2004 prepared in accordance with Canadian generally accepted accounting principles

4	Consent of Independent Accountants